EXHIBIT 99.1

Santo Blockchain Labs And Friendable, Inc. To Enter Agreement To Develop Global Entertainment And Music Artist Driven, Non-fungible Tokens NFTs

HO CHI MINH, VIETNAM / ACCESSWIRE / April 14, 2021 / Santo Mining Corp. dba Santo Blockchain Labs (OTC PINK:SANP), (the "Company") is pleased to announce the signing of an LOI with Friendable, Inc. (OTC PINK:FDBL) to develop a global entertainment eXtended Reality (XR) non-fungible token (NFT) platform for Fan Pass registered artists and for the enjoyment of their registered fans. Each NFT represents a unique opportunity for new revenue streams for artists and the two companies, collectively, with a marketplace that will feature unique NFTs that may be both digital and/or augmented reality NFT images. The NFT images may be of entertainers specifically or, for the purposes of user customization, offer exclusive token merchandising and interaction. These are just some of the ways to monetize, along with the Company's desire to seek opportunities for cross-pollination with brand sponsors and retail brands.

By creating multiple limited-edition releases, the Company believes its Fan Pass and artist NFTs will increase in value - contingent upon their limited availability and exclusivity. These NFTs may also include Fan Pass interaction with various music artists, along with possible interactions with other celebrities, entertainers, and influencers. Special "Gold" or "Platinum" NFT tickets may also be offered, which could be used to unlock exciting options such as a "Backstage VIP Pass" or "Exclusive Access" behind the scenes of a physical venue or event.

Frank Yglesias, CEO of Santo Blockchain Labs., stated: "It's been three long years since the inception of our flagship NFTs SKULLYS. We are proud to bring over 100,000 plus lines of code to the outstanding team over at Fan Pass for the development of a unique XR-NFT platform. It is wonderful to see the rise of the NFTs in the artistic community during the last couple of months, but we at Santo have just turned it up 8 decibels by combining eXtended reality technology into NFTs. An NFT is unique on the blockchain and it's a cakewalk to link a digital image to an ERC721 NFT smart contract and place it on a marketplace for sale. What we are doing is about the user experience, the ability for your NFT to have a unique augmented or virtual experience, a unique sound experience, and an overall sensorial experience truly making your NFT collectible a unique eXtended reality NFT collectible on the blockchain." Additionally, Robert Rositano Jr. CEO of Friendable, Inc. stated: "This agreement with Santo should bring some serious excitement to our artists, which we believe will also add a unique and creative component to our business model, current artist offering and revenue opportunities moving forward.”

FRIENDABLE, INC.

Friendable Inc. (FDBL) is a mobile technology and marketing company focused on connecting and engaging users through its proprietary mobile and desktop applications. Launched July 24, 2020, the Company's flagship offering is designed to help artists engage with their fans around the world and earn revenue while doing so. The Live Streaming platform supports artists at all levels, providing exclusive artist content "channels," live event streaming, promotional support, fan subscriptions, and custom merchandise designs, all of which are revenue streams for each artist. With Fan Pass, artists can offer exclusive content channels to their fans, who can simply use their smartphones to gain access to their favorite artists as well as an all-access pass, giving them access to all artists on the platform. Additionally, the Fan Pass team will deploy social broadcasters to capture exclusive VIP experiences, interviews and behind-the-scenes content featuring their favorite artists - all available to fan subscribers for free on a trial basis. Thereafter, subscriptions are billed monthly at $3.99, or about the cost of downloading a couple of songs, providing VIP access at a fraction of the cost of traditional face-to-face meetups. Friendable Inc. was founded by Robert A. Rositano Jr. and Dean Rositano, two brothers with over 27 years of experience working together on technology-related ventures. For more information about the company, visit www.Friendable.com.

SANTO BLOCKCHAIN LABS

SANTO www.sanp.us is a publicly traded company (OTC PINK:SANP) on the OTCMarkets. The company focuses on the development of blockchain smart digital contracts and IoT internet of things for everyday life. The Company also operates a Cardano proof of stake platform at https://santopool.com (ADAPOOL Ticker:SANP) and provides cryptocurrency staking service to potential Cardano (ADA) delegators. Through its 100% owned subsidiary SAITEC

Technology & Development Joint Stock Company in Ho Chi Minh City, VietNam, the company leverages its highly efficient software engineers. VietNam is currently known as the Silicon Valley of South Asia.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this presentation are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, and business strategies. These forward-looking statements may be identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "will" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions, or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected or may prove unachievable.

The Company's business and prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies working with new and rapidly evolving technologies such as blockchain. These risks include, but are not limited to, an inability to create a viable product and risks related to the issuance of tokens. The Company cannot assure you that it will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance as to whether or when (if ever) the Company will achieve profitability or liquidity.

The forward-looking statements included in this press release are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.

CONTACT:

Franjose Yglesias

Santo Mining Corp

+1 877-726-8668

info@sanp.us

SOURCE: Santo Mining Corporation